Mail Stop 3561

December 31, 2009

Patricia Gallup, Chief Executive Officer
PC Connection, Inc.
730 Milford Road
Merrimack, New Hampshire 03054

      Re: PC Connection, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Filed March 16, 2009
              Form 10-Q for the Period Ended September 30, 2009
              Filed November 6, 2009
              Form 10-Q for the Period Ended June 30, 2009
              Filed August 7, 2009
              Form 10-Q for the Period Ended March 31, 2009
              Filed May 8, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2009
              File No. 0-23827

Dear Ms. Gallup:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 23

1. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- In the third paragraph under the "Overview" heading, you state that "[c]ertain manufacturers have on many occasions attempted to sell directly to [y]our customers," "[c]onsolidation in this industry is more evident than ever," and "[i]f more of [y]our suppliers were to succeed in selling to [y]our customers directly…[y]our financial condition, results of operations, and cash flows could be negatively affected." Please discuss these trends in greater detail, including how your financial condition, results of operations, and cash flows have been affected already by manufacturers' direct sales to your customers, how these trends may affect you in future periods, and the steps you are taking, if any, to address these trends going forward.

- In the fourth paragraph, you state that certain buying trends are changing as customers are becoming more sophisticated, have more choices, and are better able to make price comparisons, all of which are increasing price competition and could led to negative effects on your financial condition, results of operations, and cash flows. Please discuss how your financial condition and results of operations have been affected already by these trends, how they may impact you in future periods, and the steps you are taking, if any, to address the trends going forward.

- In the fifth paragraph, you disclose that "declines in spending [are] projected in the overall IT industry," a "softness in customer demand" is under way, and there has been a "continued decline in the demand environment." In this regard, you state that you have implemented already cost reductions beginning late in the third quarter of 2008 to reduce expenses, including lowering headcount in sales support areas and various cost reduction programs that are expected to result in annualized savings of $6 million. Please discuss the other cost reduction programs to which you refer and why you believe these programs, along with the lower headcount, will save you $6 million per year.

- Also, you state that you implemented other cost reductions in the first quarter of 2009 that could result in additional savings of up to $16 million in 2009. Further, in the "Overview" headings of your quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, you state that the cost reductions you implemented in the first quarter of 2009 will result in annualized saving of up to $14 million, and you state in your quarterly report on Form 10-Q for the period ended September 30, 2009 that the implemented cost reductions in the first quarter of 2009 "contributed to reduced SG&A expenses." Please disclose the cost reductions you implemented in the first quarter of 2009, and any other cost reductions you implemented subsequently, the amount that these reductions have saved you, the amount you believe these reductions will save you in future periods, and the basis for your beliefs.

- On page nine of your annual report on Form 10-K, under the heading, "Management Information Systems," you state that you have undertaken a "significant upgrade" of your sales processing systems and that you expect to continually upgrade your information systems in the future to more effectively manage your operations and customer database. Also, in the last paragraph under the "Overview" heading on page 24 of your annual report on Form 10-K, you state that you are "currently undertaking a major modification and upgrade of [y]our sales order and customer management system that are expected to improve sales productivity beginning in the second half of 2009." In an appropriate location in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please describe this upgrade in greater detail and discuss the impact it has had on your financial condition and results of operations and the impact you believe it will have on your financial condition and results of operations in future periods.

Item 15. Exhibits and Financial Statement Schedules, page 45

2. We note that you have incorporated by reference into your annual report, as Exhibit 10.19 to the annual report , the Second Amended and Restated Credit and Security Agreement, dated as of June 29, 2005, which was filed as Exhibit 10.1 to your current report on Form 8-K that was filed on July 6, 2005. In the Table of Contents to that Credit Agreement it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Form 10-Q for the Period Ended September 30, 2009

Summary of Critical Accounting Policies and Estimates, page 26

3. Refer to Note 3-Goodwill and Other Intangible Assets on page eight. We note your disclosure that you did not identify any events or circumstances indicating it was more likely than not that the carrying value of the Large Account reporting unit was

in excess of its fair value during the quarter. To the extent that the Large Account reporting unit has an estimated fair value that is not substantially in excess of the carrying value and that a goodwill impairment charge could materially impact your operating results or total shareholder's equity, please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations section to disclose the percentage by which the fair value exceeds the carrying value as of the most-recent step-one test; a description of the assumptions that drive the estimated fair value; and a discussion of the uncertainty associated with your key assumptions. On the other hand, if you have determined the estimated fair value of the Large Account reporting unit substantially exceeds the carrying value, please disclose this determination. Please refer to Item 303 of Regulation S-K and Section V of Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

4. You state that adjustments to the median base salary level for your officers were made based on comparisons to survey data, the executive's level of responsibility and experience, and company-wide performance. In this regard, we note that in 2008 you raised the base salary of your chief executive officer "significantly" because of a review and analysis of competitive data and her individual responsibilities. Also, you raised the base salaries of the other executive officers in 2008 to a level above the median levels reported for your peer groups in recognition of each officer's increased level of responsibility and experience over comparable officers in the peer group. In future filings, please discuss the specific competitive data and individual responsibilities of your chief executive officer that caused you to significantly raise her base salary in 2008. Further, please discuss the components of the peer groups you examined in determining that each of your other executive officers had such an increased level of responsibility and experience over his or her comparable officers in the peer groups that you raised their salaries by those specific amounts in 2008. In your discussion, please also reconcile that you raised your officers' base salaries even though you failed to meet your company-wide performance targets in 2008 and you state that company-wide performance is a factor in adjusting base salaries.

Equity Awards, page 13

5. You state that you granted restricted stock of 100,000 shares to Timothy McGrath, 50,000 shares to Jack Ferguson, and 20,000 shares each to Bradley Mousseau and David Beffa-Negrini to "align the interests of [y]our executives and [y]our stockholders." In future filings, please discuss the reasons that you granted these amounts of restricted shares to these particular officers.

6. We note your disclosure that your equity awards have typically taken the form of stock options and restricted stock awards. In future filings, please clarify whether you have formalized any policies or procedures regarding grants of stock options and, if so, please discuss those policies and procedures.

Certain Relationships and Related Transactions, page 19

7. In future filings, please disclose whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss the how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Patricia Gallup
PC Connection, Inc.
December 31, 2009
Page 6

You may contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jack Ferguson
        PC Connection, Inc.
        Via Facsimile

        Stephen Baldridge
        PC Connection, Inc.
        Via Facsimile